Filed pursuant to Rule 433

Registration Statement No. 333-186157

Issuer Free Writing Prospectus dated January 25, 2013

Relating to Preliminary Prospectus Supplement dated January 23, 2013

Auxilium Pharmaceuticals, Inc. Announces

Pricing of $325.0 Million of 1.50% Convertible Senior Notes Due 2018

CHESTERBROOK, PA (January 25, 2013) — Auxilium Pharmaceuticals, Inc. (Nasdaq: AUXL), a specialty biopharmaceutical company (“Auxilium”), today announced the pricing of $325.0 million aggregate principal amount of 1.50% Convertible Senior Notes due 2018 (the “Convertible Notes”), in an offering (the “Offering”) registered under the Securities Act of 1933, as amended (the “Securities Act”).  Settlement is scheduled to occur on January 30, 2013. Auxilium has also granted the underwriters of the Convertible Notes a 30-day option to purchase up to an additional $25.0 million aggregate principal amount of the Convertible Notes.

The Convertible Notes will pay interest semi-annually at a rate of 1.50 percent per annum and have been priced at par. The Convertible Notes are convertible, at the holder’s option at an initial conversion rate of 41.3770 shares of Auxilium’s common stock per $1,000 principal amount of Convertible Notes, subject to adjustment in certain circumstances. This conversion rate is equal to an initial conversion price of approximately $24.17 per share, an approximately 32.5 percent premium over the $18.24 closing price of Auxilium’s common stock on the NASDAQ Global Select Market (the “NASDAQ”) on January 24, 2013. Prior to January 15, 2018, the Convertible Notes will be convertible only upon the occurrence of certain events and during certain periods, and thereafter, at any time until the second scheduled trading day immediately preceding the maturity date. Upon conversion, Auxilium will pay or deliver, as the case may be, shares of Auxilium’s common stock, cash or a combination thereof at Auxilium’s election.

The Convertible Notes will be general senior unsecured obligations of Auxilium.

Auxilium estimates that the net proceeds from the Offering will be approximately $314.5 million (or approximately $338.7 million if the underwriters’ option is exercised in full) after deducting underwriters’ discounts and commissions and estimated offering expenses.  Auxilium intends to use the net proceeds from the Offering to pay the cost of the note hedge transactions described below (after such cost is partially offset by the proceeds from the sale of the warrants, as described below) and for general corporate purposes, which may include the acquisition (including by merger, purchase, license or otherwise) of businesses, products, product rights or technologies.

Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as joint book-running managers for the Offering. Cowen and Company and RBC Capital Markets are acting as co-managers for the Offering. The Convertible Notes will be offered and sold under Auxilium’s shelf registration statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2013, which was effective upon filing, and a preliminary prospectus supplement setting forth the terms of the Convertible Notes, filed with the SEC on January 23, 2013.  Auxilium intends to file a final prospectus supplement setting forth the terms of the Convertible Notes with the SEC.  Investors should read the prospectus and the final prospectus supplement, when filed with the SEC, and other documents that Auxilium has filed with the SEC for more complete information about Auxilium and the Offering. These documents may be obtained at www.sec.gov. Printed copies of the final prospectus supplement relating to the Offering, when available, may also be obtained by requesting copies from Goldman, Sachs & Co. (Attn: Prospectus Department, 200 West Street, New York, New York 10282, Fax: 212-902-9316 or Email at prospectus-ny@ny.email.gs.com or by calling 1-866-471-2526) or J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling 866-803-9204).

In connection with the Offering, Auxilium has entered into note hedge transactions with one or more of the underwriters of the Convertible Notes or their respective affiliates (the “hedge counterparties”). The note hedge transactions are expected generally to reduce the potential dilution to Auxilium’s common stock and/or offset potential cash payments in excess of the principal amount upon any conversion of Convertible Notes in the event that the market value per share of Auxilium’s common stock, as measured under the terms of the note hedge transactions, is greater than the strike price of the note hedge transactions (which corresponds to the initial conversion price of the Convertible Notes and is subject to certain adjustments substantially similar to those contained in the Convertible Notes). In addition, in order to partially offset the cost of the note hedge transactions, Auxilium will issue warrants to the hedge counterparties at a higher strike price. The warrants would separately have a dilutive effect to the extent that the market value per share of Auxilium’s common stock exceeds the applicable strike price of the warrants. If the underwriters exercise their option to purchase additional Convertible Notes, Auxilium may enter into additional note hedge and warrant transactions.

Auxilium has been advised that, in connection with the note hedge and warrant transactions, the hedge counterparties or their affiliates have entered into, or expect to enter into, various derivative transactions with respect to Auxilium’s common stock and may, from time to time, enter into or unwind various derivatives and/or purchase or sell Auxilium’s common stock or other securities of Auxilium in secondary market transactions (and are likely to do so during any observation period relating to a conversion of Convertible Notes). These activities may have increased, or could, following the pricing of the Convertible Notes, increase, (or reduce the size of any decrease in) the price of Auxilium’s common stock, and could also cause or avoid an increase or a decrease in the price of Auxilium’s common stock at any time prior to the maturity date.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of any of the Convertible Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer, if at all, will be made only by means of the prospectus, including the prospectus supplement, forming a part of the effective registration statement.

About Auxilium

Auxilium is a specialty biopharmaceutical company with a focus on developing and marketing products to predominantly specialist audiences. Auxilium markets Testim® 1% (testosterone gel) for the topical treatment of hypogonadism and XIAFLEX® (collagenase clostridium histolyticum) for the treatment of adult Dupuytren’s contracture patients with a palpable cord in the U.S. GSK co- promotes Testim with Auxilium in the U.S.  Ferring International Center S.A. markets Testim in certain countries of the EU and Paladin Labs Inc. markets Testim in Canada.  Pfizer has marketing rights for XIAPEX® (the EU tradename for collagenase clostridium histolyticum) in 46 countries in Eurasia through April 24, 2013; Asahi Kasei Pharma Corporation has development and commercial rights for

XIAFLEX in Japan; and Actelion Pharmaceuticals Ltd has development and commercial rights for XIAFLEX in Canada, Australia, Brazil and Mexico.  The sBLA for XIAFLEX for the treatment of Peyronie’s disease was submitted to the FDA on November 6, 2012 and has been accepted for standard review with a PDUFA date of September 6, 2013. Additionally, collagenase clostridium histolyticum (“CCH”) is in phase IIa of development for the treatment of Frozen Shoulder syndrome (adhesive capsulitis) and phase Ib of development for the treatment of cellulite (edematous fibrosclerotic panniculopathy).  Auxilium also has rights to pursue additional indications for CCH.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including statements made with respect to Auxilium’s strategy, progress and timing of development programs and related trials, the efficacy of its product candidates, the commercial benefits available to it as a result of its agreements with third parties, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management and other statements regarding matters that are not historical facts, and involve predictions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. In some cases you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “future”, “continue”, or “appear” or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words.  Although forward-looking statements are based on Auxilium’s current plans or assessments that are believed to be reasonable as of the date of this press release, they inherently involve certain risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including those discussed under “Risk Factors” in Auxilium’s Annual Report on Form 10-K for the year ended December 31, 2011, each of Auxilium’s Quarterly Reports on Form 10-Q for the three months ended September 30, 2012, June 30, 2012 and March 31, 2012 and Auxilium’s preliminary prospectus supplement and Current Report on Form 8-K, each filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2013. While Auxilium may elect to update the forward-looking statements made in this news release in the future, Auxilium specifically disclaims any obligation to do so.  Our SEC filings may be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov.  There may be additional risks that Auxilium does not presently know or that Auxilium currently believes are immaterial which could also cause actual results to differ from those contained in the forward-looking statements.

AUXILIUM CONTACTS:

James E. Fickenscher

Chief Financial Officer, Auxilium Pharmaceuticals, Inc.

+1-484-321-5900

jfickenscher@auxilium.com

or

William Q. Sargent Jr.

Vice-President, Investor Relations and Corporate Communications

+1-484-321-5900

wsargent@auxilium.com